SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Issuance of Stock Options (Stock Acquisition Rights) to Employees and Others” made public on Wednesday, July 4, 2007.

2.	English press release entitled, “Issuance of Stock Options (Stock Acquisition Rights) to Directors and Executive Officers” made public on Wednesday, July 4, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 4, 2007	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Corporate Senior Vice President
ORIX Corporation

July 4, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Issuance of Stock Options (Stock Acquisition Rights) to Employees and Others

TOKYO, Japan – July 4, 2007 – Today, an executive officer of ORIX Corporation announced the issuing terms for granting stock acquisition rights in the form of stock options, to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company based upon resolutions of the 44th Annual General Meeting of Shareholders of ORIX Corporation and Board of Director’s meeting both held on June 22, 2007. The details are given below.

1. Issue Date of Stock Acquisition Rights (Allocation Date)

July 19, 2007

2. Recipients of the Stock Acquisition Rights

The stock acquisition rights are to be issued to a total of 480 individuals that includes employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company.

3. Type and Number of Shares to be Issued upon Exercise of the Stock Acquisition Rights

One stock acquisition right is equivalent to 10 common shares. In the case that a stock split (including gratis issue) or reverse stock split takes effect after the conclusion of the 44th Annual General Meeting of Shareholders of the Company, the number of shares for stock acquisition rights will be adjusted using the following calculation method. However, the adjustment will only be done for those stocks of stock acquisition rights that have not been exercised at the time of such stock split or stock merger. Furthermore, upon adjustment fractions of one stock will be rounded down.

Number of Stock After Adjustment = Number of Stock Prior to Adjustment × Ratio for Stock Split or Stock Merger

In addition, the number of shares for stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 44th Annual General Meeting of Shareholders of the Company.

4. Number of Stock Acquisition Rights to be Issued

The number of stock acquisition rights to be issued shall be 10,766 units. The total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be 107,660 shares of the Company, provided, however, that if the adjustment to the number of shares for the stock acquisition rights set forth in 3 above has been made, the total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted as well.

5. Necessity of Payment for the Stock Acquisition Rights

No payment is required for stock acquisition rights and this condition does not correspond to an issuance on advantageous terms.

6. Value of Property to be Invested at the Time of Exercising Stock Acquisition Rights and Method used for its Calculation

The value of property to be invested into the Company at the time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the number of shares to be issued per unit of the stock acquisition rights set forth in 3 above.

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, July 18, 2007, which is the day that the Company will decide the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day shall be used.

Furthermore, in the event that there is a share split or a reverse share split, which becomes effective after the conclusion of the 44th Annual General Meeting of Shareholders, the exercise price shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×
1
Ratio of share split or reverse share split

In the event that the Company issues shares or disposes of treasury stock at a price less than the then-current market price after the conclusion of this Annual General Meeting of Shareholders (excluding instances of conversions of the former convertible bonds before the amendments by Law No. 128 of 2001, transfers of treasury stock under the former Article 210-2 Paragraph 2 of the Commercial Code before the amendments by Law No. 79 of 2001, exercise of the former warrant certificates, exercise of the former warrants under the provisions of former Article 280-19 of the Commercial Code, and exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights)), the Exercise Price per share shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

				Number of shares issued	+	Number of newly issued shares	×	Amount paid for one share
Share price before the issuance of new shares
Exercise Price after	=	Exercise Price before adjustment	×
adjustment				Number of shares	+		Number of newly
				issued			issued shares

2

The “Number of shares issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued, and in the event that the Company disposes of treasury stock, the “number of newly issued shares” shall be replaced with “number of treasury stock to be disposed of.”

Furthermore, in the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Exercise Price shall be adjusted to the extent reasonable.

7. Exercise Period of the Stock Acquisition Rights

From July 5, 2009 to June 22, 2017.

However, if a person to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”) no longer holds his/her status as any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company on or before July 4, 2009, such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

8. Conditions for Exercising the Stock Acquisition Rights

(1)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company.

(2)	A Person with Stock Acquisition Rights must not have any reasons for disqualification, dismissal or removal, regarding any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, etc. of the Company, under the Company Law or other applicable laws or ordinances of Japan and/or other jurisdictions, or internal rules and regulations of the Company or the Subsidiaries, etc. of the Company, and not be in violation of such laws or ordinances or in substantial violation of the internal rules or regulations at the time of exercising the stock acquisition rights; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, etc. of the Company, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

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(3)	If a Person with Stock Acquisition Rights exercises the stock acquisition rights on or before July 4, 2009, in accordance with the proviso of 7 above, the person must not have resigned from his/her position as an employee for his/her personal reasons at the time of exercising the stock acquisition rights.

(4)	A Person with Stock Acquisition Rights shall not in any event pledge, assign for security purpose, or otherwise encumber or dispose of in any other way the stock acquisition rights.

(5)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in vi) below.

(6)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

(7)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of exercise of stock acquisition rights provided for in (1) through (6) above, the stock acquisition rights held by the Person with Stock Acquisition Rights shall be forfeited in accordance with Article 287 of the Company Law.

9. Reason for Acquisition of Stock Acquisition Rights

(1)	In the event that a proposal for approval of merger agreement pursuant to which the Company becomes a non-surviving company, a proposal for approval of absorption-type demerger agreement or incorporation-type demerger plan pursuant to which the Company becomes a company to be demerged, or a proposal for approval of share-swap agreement or share-transfer plan pursuant to which the Company becomes a wholly-owned subsidiary company is approved by the General Meeting of Shareholders of the Company (if the approval by the resolution of the General Meeting of Shareholders of the Company is not required, where the Board of Directors of the Company or an executive officer who has been delegated by the Board of Directors of the Company decides on the contents of such agreements or plans), then the Company may acquire the stock acquisition rights at no cost to the Company as of the day separately designated by the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors.

(2)	If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

10. Restriction on Acquisition of Stock Acquisition Rights by Assignment

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

11. Necessary Adjustments or Changes in Conditions for Exercising Stock Acquisition Rights and the Shortening of the Exercise Period for Stock Acquisition Rights in the Case of an Organizational Restructuring such as a Merger.

In the event that the Company effects a merger, demerger, share-swap, share-transfer or other organizational restructuring as stipulated under the Company Law, or in the event of reform or abolition of related laws and ordinances, which becomes effective after the conclusion of the 44th Annual General Meeting of Shareholders, the Company, as stipulated in clause 3 and clause 6, to the extent reasonable, will make necessary adjustments or changes in the conditions for exercising stock acquisition rights and the shortening of the exercise period for stock acquisition rights and has the ability to restrict the exercising of stock acquisition rights.

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12. Matters Regarding Capital and Capital Reserve to be Increased when Shares are Issued by Exercise of Stock Acquisition Rights

(1)	The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

(2)	The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in (1) above from the limit amount of increased capital also mentioned in (1) above.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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July 4, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Issuance of Stock Options (Stock Acquisition Rights) to Directors and Executive Officers

TOKYO, Japan – July 4, 2007 – Today, an executive officer of ORIX Corporation announced the issuing terms for granting stock acquisition rights in the form of stock options, to directors and executive officers of the Company in accordance with the provisions contained in Articles 236, 238, and 239 of the Company Law and the authorization of the Board of Directors of ORIX Corporation. Furthermore, the issuance of stock acquisition rights will be granted in accordance with the resolution of the Compensation Committee as part of a stock option program to directors and executive officers of the Company as part of the non-monetary portion of compensation as previously announced in the press release made public on June 22, 2007 entitled, “Announcement Regarding a Stock Option Program (Granting of Stock Acquisition Rights to Directors and Executive Officers).” The details are given below.

1. Issue Date of Stock Acquisition Rights (Allocation Date)

July 19, 2007

2. Recipients of the Stock Acquisition Rights

The stock acquisition rights are to be issued to a total of 29 individuals that includes 11 directors (including 6 executive officers) and 18 executive officers of the Company.

3. Type and Number of Shares to be Issued upon Exercise of the Stock Acquisition Rights

One stock acquisition right is equivalent to 10 common shares. In the case that a stock split (including gratis issue) or reverse stock split takes effect after the conclusion of the 44th Annual General Meeting of Shareholders of the Company, the number of shares for stock acquisition rights will be adjusted using the following calculation method. However, the adjustment will only be done for those stocks of stock acquisition rights that have not been exercised at the time of such stock split or stock merger. Furthermore, upon adjustment fractions of one stock will be rounded down.

Number of Stock After Adjustment = Number of Stock Prior to Adjustment × Ratio for Stock Split or Stock Merger

In addition, the number of shares for stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 44th Annual General Meeting of Shareholders of the Company.

4. Number of Stock Acquisition Rights to be Issued

The number of stock acquisition rights to be issued shall be 3,760 units. The total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be 37,600 shares of the Company, provided, however, that if the adjustment to the number of shares for the stock acquisition rights set forth in 3 above has been made, the total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted as well.

5. Necessity of Payment for the Stock Acquisition Rights

No payment is required for stock acquisition rights and this condition does not correspond to an issuance on advantageous terms.

6. Value of Property to be Invested at the Time of Exercising Stock Acquisition Rights and Method used for its Calculation

The value of property to be invested into the Company at the time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the number of shares to be issued per unit of the stock acquisition rights set forth in 3 above.

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, July 18, 2007, the date which the Company will decide the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day shall be used.

Furthermore, in the event that there is a share split or a reverse share split, which becomes effective after the conclusion of the 44th Annual General Meeting of Shareholders, the exercise price shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
Ratio of share split or reverse share split

In the event that the Company issues shares or disposes of treasury stock at a price less than the then-current market price after the conclusion of this Annual General Meeting of Shareholders (excluding instances of conversions of the former convertible bonds before the amendments by Law No. 128 of 2001, transfers of treasury stock under the former Article 210-2 Paragraph 2 of the Commercial Code before the amendments by Law No. 79 of 2001, exercise of the former warrant certificates, exercise of the former warrants under the provisions of former Article 280-19 of the Commercial Code, and exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights)), the Exercise Price per share shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

				Number of shares issued	+	Number of newly issued shares	×	Amount paid for one share
Share price before the issuance of new shares
Exercise Price after	=	Exercise Price before adjustment	×
adjustment				Number of shares	+		Number of newly
				issued			issued shares

2

The “Number of shares issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued, and in the event that the Company disposes of treasury stock, the “number of newly issued shares” shall be replaced with “number of treasury stock to be disposed of.”

Furthermore, in the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Exercise Price shall be adjusted to the extent reasonable.

7. Exercise Period of the Stock Acquisition Rights

From July 5, 2009 to June 22, 2017.

However, if a person to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”) no longer holds his/her status as any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company on or before July 4, 2009, such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

8. Conditions for Exercising the Stock Acquisition Rights

(1)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company.

(2)	A Person with Stock Acquisition Rights must not have any reasons for disqualification, dismissal or removal, regarding any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, etc. of the Company, under the Company Law or other applicable laws or ordinances of Japan and/or other jurisdictions, or internal rules and regulations of the Company or the Subsidiaries, etc. of the Company, and not be in violation of such laws or ordinances or in substantial violation of the internal rules or regulations at the time of exercising the stock acquisition rights; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, etc. of the Company, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

3

(3)	If a Person with Stock Acquisition Rights exercises the stock acquisition rights on or before July 4, 2009, in accordance with the proviso of 7 above, the person must not have resigned from his/her position as an employee for his/her personal reasons at the time of exercising the stock acquisition rights.

(4)	A Person with Stock Acquisition Rights shall not in any event pledge, assign for security purpose, or otherwise encumber or dispose of in any other way the stock acquisition rights.

(5)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in vi) below.

(6)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

(7)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of exercise of stock acquisition rights provided for in (1) through (6) above, the stock acquisition rights held by the Person with Stock Acquisition Rights shall be forfeited in accordance with Article 287 of the Company Law.

9. Reason for Acquisition of Stock Acquisition Rights

(1)	In the event that a proposal for approval of merger agreement pursuant to which the Company becomes a non-surviving company, a proposal for approval of absorption-type demerger agreement or incorporation-type demerger plan pursuant to which the Company becomes a company to be demerged, or a proposal for approval of share-swap agreement or share-transfer plan pursuant to which the Company becomes a wholly-owned subsidiary company is approved by the General Meeting of Shareholders of the Company (if the approval by the resolution of the General Meeting of Shareholders of the Company is not required, where the Board of Directors of the Company or an executive officer who has been delegated by the Board of Directors of the Company decides on the contents of such agreements or plans), then the Company may acquire the stock acquisition rights at no cost to the Company as of the day separately designated by the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors.

(2)	If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

10. Restriction on Acquisition of Stock Acquisition Rights by Assignment

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

11. Necessary Adjustments or Changes in Conditions for Exercising Stock Acquisition Rights and the Shortening of the Exercise Period for Stock Acquisition Rights in the Case of an Organizational Restructuring such as a Merger.

In the event that the Company effects a merger, demerger, share-swap, share-transfer or other organizational restructuring as stipulated under the Company Law, or in the event of reform or abolition of related laws and ordinances, which becomes effective after the conclusion of the 44th Annual General Meeting of Shareholders, the Company, as stipulated in clause 3 and clause 6, to the extent reasonable, will make necessary adjustments or changes in the conditions for exercising stock acquisition rights and the shortening of the exercise period for stock acquisition rights and has the ability to restrict the exercising of stock acquisition rights.

4

12. Matters Regarding Capital and Capital Reserve to be Increased when Shares are Issued by Exercise of Stock Acquisition Rights

(1)	The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

(2)	The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in (1) above from the limit amount of increased capital also mentioned in (1) above.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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